UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13A-16 or 15D-16 of
the Securities Exchange Act of 1934

November 1, 2006

TDC A/S
(Exact name of registrant as specified in its charter)

Noerregade 21, 0900 Copenhagen C, DK-Denmark
(Address of principal executive offices)

001-12998
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

Quarterly Report - 3Q 2006

October 31, 2006

•	EBITDA[1] of DKK 3,457m, up 4.4%
•	EBITDA Outlook for 2006 is unchanged

Highlights for 3Q 2006
•	Revenue growth of 1.4%
•	EBITDA up 4.4% to DKK 3,457m
•	15.9 million customers, up 8.4%
•	Net income of DKK 739m, down 42.2% following the change in capital structure

Outlook for 2006
•	Revenue Outlook downgraded by DKK 700m to DKK 47.3bn
•	EBITDA Outlook unchanged at DKK 13.4bn
•	Net income Outlook unchanged at DKK 3.2bn

1 Earnings before depreciation, amortization and special items.

October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

Contents
Highlights	3
Significant developments	8
Risk factors	9
Outlook for 2006	13
Statements of Income etc. for the business lines	14
Business line performance	15
TDC Solutions	15
TDC Mobile International	17
TDC Switzerland	19
TDC Cable TV	20
Safe harbor statement	22
Statements of Income	23
Balance Sheets	24
Statements of Cash Flow	25
Capital expenditures	26
Equity	26
Quarterly Statements of Income	27
Quarterly Balance Sheets	28
Quarterly Statements of Cash Flows	29
Quarterly capital expenditures	30
Customers	30
Traffic, domestic	31
Employees	31
Selected financial and operational data, 2002-3Q06	32
Significant accounting policies	33
Material acquisitions and divestments	34
Management Statement	35
About TDC	35
Listing	35

The quarterly report has not been audited.

October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

TDC Group, summarized Statements of Income

DKKm	3Q 2005	3Q 2006	Change in %

Revenue	11,854	12,023	1.4

Total operating expenses before depreciation etc.	(8,596)	(8,626)	(0.3)
Other income and expenses	53	60	13.2

EBITDA	3,311	3,457	4.4
Depreciation, amortization and impairment losses	(1,694)	(1,627)	4.0

EBIT [1]	1,617	1,830	13.2
Special items	0	(123)	-
Income from associates	126	107	(15.1)
Net financials	(303)	(912)	-

Income before income taxes	1,440	902	(37.4)
Income taxes	(366)	(261)	28.7

Net income from continuing operations	1,074	641	(40.3)

Net income from discontinued operations [2]	127	0	-

Net income	1,201	641	(46.6)

Attributable to:
Shareholders of the Parent Company	1,194	636	(46.7)
Minority interests	7	5	(28.6)

Net income excl. special items and fair value adjustments [3]	1,279	739	(42.2)

EBITDA margin in %	27.9	28.8	-

1)  EBIT (operating income) is excluding special items.

2) Relates to net income from TDC Directories, which was divested on November 30, 2005.

3) Special items and fair value adjustments are present in several lines in the Income Statement as shown in the detailed Income Statement on page 23.

Highlights

COPENHAGEN, Denmark, October 31, 2006– TDC’s revenue grew 1.4% to DKK 12,023m in 3Q 2006. Earnings before depreciation, amortization and special items (EBITDA) was up 4.4% to DKK 3,457m. Net income, excluding special items and fair value adjustments, was DKK 739m, down 42.2% due to the change in capital structure.

TDC’s capital expenditures, excluding share acquisitions, totaled DKK 1,279m, a 6.4% reduction. The capex-to-revenue ratio was 10.6% compared with 11.5% in 3Q 2005.

TDC’s customer base grew 8.4% to 15.9m, driven mainly by progress in TDC Mobile International’s foreign operations.

“EBITDA has increased in accordance with our plans, fuelled by mobile and broadband initiatives which have resulted in continued substantial increase in our customer base in the highly competitive broadband and mobile markets. Based on the development in our customer base and our continued stringent cost control, we maintain the earnings outlook for 2006 with an EBITDA growth of 3.1%,” says Henning Dyremose, President and CEO.

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October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

Revenue

TDC’s revenue amounted to DKK 12,023m in 3Q 2006, up DKK 169m or 1.4%, reflecting increased revenue in TDC Mobile International and TDC Cable TV.

Adjusted for acquired and divested companies2, revenue increased 2.4% due to increased revenue in TDC Mobile International, TDC Cable TV and TDC Solutions.

Operating expenses

Operating expenses increased 0.3% to DKK 8,626m in 3Q 2006. Transmission costs and cost of goods sold increased 4.1% to DKK 4,471m, due to higher transmission costs in the domestic mobile operations. Wages, salaries and pension costs decreased 5.6% 3 to DKK 1,830m, attributable mainly to fewer employees in TDC Solutions A/S. Other external expenses decreased 1.7% to DKK 2,325m.

Adjusted for acquired and divested companies, operating expenses increased 1.3% compared with 3Q 2005.

     Number of employees
(full-time employee equivalents)

2 Developments from 2005 to 2006 were impacted by some changes in ownership shares, including acquisition investments in the following companies: HTCC (consolidated as of April 1, 2005), Dotcom Solutions (recognized as of July 1, 2005) and Ascom’s business communications solutions unit – subsequently renamed sunrise business communications – (recognized as of July 1, 2005). Contactel (divested as of February 2, 2006). In the remainder of the quarterly report, ‘adjusted for acquired and divested companies’ refers to reported figures for the TDC Group, TDC Solutions and TDC Switzerland, adjusted for the impact of these acquisitions and divestments.

3 The growth was impacted by changes in ownership shares, cf. note 2.

The number of full-time employee equivalents totaled 19,446, down 1,267 or 6.1% on 3Q 2005. The development was impacted by structural changes4, decreasing full-time employee equivalents by 341, while domestic redundancy programs decreased the full-time employee equivalents by 621.

EBITDA

EBITDA increased DKK 146m or 4.4% to DKK 3,457m in 3Q 2006. Adjusted for acquired and divested companies, EBITDA increased by 5.5% . EBITDA was positively impacted by higher revenue in TDC Mobile International, increased revenue from inter-net and data communications in addition to lower operating expenses in TDC Solutions A/S, partly offset by the start-up of easyMo-bile and Bité Latvia.

The EBITDA margin increased from 27.9% in 3Q 2005 to 28.8% in 3Q 2006. Adjusted for acquired and divested companies, the EBITDA margin increased 0.8 percentage points.

     EBITDA and EBITDA margin
(Bars in DKKm (left), line in % (right))

Depreciation, amortization and impairment losses

Depreciation, amortization and impairment losses amounted to DKK 1,627m, down 4.0% on 3Q 2005. The decrease mainly reflects lower depreciation etc. in TDC Solutions A/S.

4 Acquisitions and divestments of companies as well as in- and outsourcing.

October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

EBIT

EBIT amounted to DKK 1,830m, representing an increase of 13.2% . This development results primarily from the increase in EBIT-DA.

Special items

In 3Q 2006, special items amounted to DKK (123m) before tax, offset by a corresponding tax income of DKK 123m, included in income taxes related to special items and fair value adjustments. The tax income is a reversal of a valuation allowance regarding deferred tax assets relating to TDC Switzerland. The tax income is in accordance with IFRS offset by a corresponding write-down of goodwill, which is expensed as special items before tax.

Income from associates

In 3Q 2006, income from associates amounted to DKK 107m, mainly attributable to Polkomtel, contributing with DKK 106m.

Net financials

In 3Q 2006, net financials amounted to an expense of DKK 912m compared with an expense of DKK 303m in 3Q 2005.

Net financials, excluding fair value adjustments, amounted to an expense of DKK 772m compared with an expense of DKK 210m in 3Q 2005. The higher expenses mainly reflect a change in the leverage resulting from the financing of dividends paid in April 2006.

Fair value adjustments amounted to DKK (140)m, primarily caused by a decreased fair value of the interest rate hedge of long-term EUR debt due to a decrease in the EUR interest rate. Fair value adjustments were DKK (93)m in 3Q 2005.

Income before income taxes

Income before income taxes, including special items and fair value adjustments, was DKK 902m compared with DKK 1,440m in 3Q 2005, representing a 37.4% decrease.

Income before income taxes, excluding special items and fair value adjustments, was DKK 1,165m, down 24.0% . The decrease is attributable to the increase in financial expenses.

Income taxes

Income taxes were DKK (261)m compared with DKK (366)m in 3Q 2005.

Income taxes related to net income, excluding special items and fair value adjustments, were DKK (426)m compared with DKK (381)m in 3Q 2005.

In 3Q 2006, the effective tax rate, excluding special items and fair value adjustments, was 36.6% compared with 24.9% in 3Q 2005. The increase is primarily related to taxes on dividends received from Polkomtel.

Net income

Net income, including special items and fair value adjustments, came to DKK 641m, compared with DKK 1,201m in 3Q 2005.

Net income, excluding special items and fair value adjustments, was DKK 739m, down 42.2%, attributable to the increase in financial expenses.

Statements of cash flow

In 3Q 2006, cash flow from operating activities amounted to DKK 2,245m, down 28.5% compared with 3Q 2005. This development is primarily due to higher net interest payments and payments regarding redundancy programs.

Cash flow from investing activities was DKK (289)m compared with DKK (1,523)m in 3Q 2005, reflecting dividends from Polkomtel received in 3Q in 2006 as opposed to 2Q in 2005.

Cash flow from financing activities amounted to DKK (724)m compared with DKK 368m in 3Q 2005, impacted primarily by an extraordinary installment of the senior facilities agreement and a dividend payment.

October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

Net interest-bearing debt

Net interest-bearing debt amounted to DKK 56,732m at the end of 3Q 2006 compared with DKK 21,061m at the end of 3Q 2005, up DKK 35.7bn, reflecting mainly the financing of dividends paid in 2Q 2006. Compared with the end of 2Q 2006, net interest-bearing debt decreased DKK 1.7bn, primarily caused by positive cash flow from operating activities in 3Q 2006.

Net interest-bearing debt1
(in DKKm)

TDC Group (DKKm)	3Q 2005	3Q 2006

Senior Facilities	0	47,093

Euro Medium Term Notes (EMTN)	27,532	9,541

Other loans	4,163	2,559

Loans	31,695	59,193

Interest-bearing payables	74	5

Gross interest-bearing debt	31,769	59,198

Interest-bearing receivables	(82)	(79)

Cash and cash equivalents	(10,626)	(2,387)

Net interest-bearing debt	21,061	56,732

1 Net book value measured at amortized cost so that the difference between the proceeds received and the nominal value is recognized in the Statements of Income over the term of the loan.

Senior Facilities are the most prominent debt financing instrument in TDC, representing 80% of total gross interest-bearing debt (in terms of net book value). Besides a revolving tranche, the Senior Facilities are composed of three term loans, one being repayable in installments until 2011 and the two others being repayable as a bullet in 2014 and 2015, respectively. Prepayments can be made by TDC.

Debt maturity profile5 (in DKKbn)

DKK 0.4bn and DKK 0.7bn are scheduled to be repaid under the Senior Facilities in 2006 and 2007, respectively. Furthermore, DKK

36.8bn or 63% of the total nominal loans5 is scheduled to fall due in 2014 and 2015.

Capital expenditures

Capital expenditures, excluding share acquisitions, totaled DKK 1,279m, a 6.4% reduction compared with 3Q 2005. The reduction is related to lower investments regarding UMTS in TDC Mobile International and TDC Switzerland.

The capex-to-revenue ratio decreased from 11.5% in 3Q 2005 to 10.6% in 3Q 2006.

Capital expenditures
(in DKKm)

Adjusted for acquired and divested companies, capital expenditures decreased 5.4% compared with 3Q 2005.

Number of customers

TDC’s customer base totaled 15.9 million customers at the end of 3Q 2006, an 8.4% increase on 3Q 2005 that is mainly attributable to customer intake in Bité and Talkline etc.

The domestic customer base totaled 7.7 million, up 2.7% . This development is primarily the result of growth in the mobile, xDSL and cable-modem customer bases, partly offset by a decline in the number of landline telephony customers and dial-up internet customers.

The domestic mobile customer base increased 8.7% to 2.7m. The retail part hereof increased 6.7% to 2.4m compared with 3Q 2005. The number of wholesale customers in TDC Mobile A/S increased by 63,000. The

5 Nominal values of Senior Facilities, EMTN and Mortage loans (excl. HTCC).

October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

growth in the domestic mobile customer base was negatively impacted by a change in the definition of active prepaid retail customers as from 1Q 2006, cf. page 18.

The number of retail xDSL customers in TDC’s domestic operations grew 25.6% to 697,000. The total number of retail broad-

band customers increased to 977,000, up 34.6% on 3Q 2005.

The number of customers in the international activities grew 14.3% to 8.2m, driven by strong increases in the mobile customer bases, notably in Talkline etc. and Bité.

October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

Significant developments

Invitation to subscribe for shares in NTCI

On September 22, 2006, TDC received a notice from the board of directors of Nordic Telephone Company Investment ApS (NTCI) informing TDC that NTCI has invited a group of approximately 40 senior executives, including the current and the future CEO and the Vice Chairman of TDC’s Board of Directors (the participants) to subscribe for shares in NTCI.

NTCI is the ultimate Danish holding company in the group of companies holding an ownership interest of approximately 88.2% in TDC.

The invitation relates to ordinary shares in NTCI. The participants are offered to make a fully paid-up investment in newly issued shares. The subscription can be made against a contribution of DKK 53m, which will amount to 4.5% of the ordinary share capital of NTCI and 1.5% of the total share capital of NTCI inclusive of preference shares, if fully subscribed.

On October 30, 2006, NTCI informed TDC that 41 participants have accepted the invitation. The participants have subscribed shares to a total amount of DKK 51.5m amounting to 4.3% of the ordinary share capital of NTCI.

TDC’s new CEO, Jens Alder (see below) has subscribed shares to an amount of DKK 10m; CFO, Hans Munk Nielsen, to an amount of DKK 4.5m; the current CEO and expected future Chairman, Henning Dyre-mose, to an amount of DKK 3m; and the Vice Chairman, Vagn Sørensen, to an amount of DKK 1m. The remaining 37 participants have subscribed shares to an amount of DKK 33m in total.

See also stock exchange releases of Sep-tember 22, 2006 and October 30, 2006.

Acquisition of Esbjerg Municipality’s Cable TV and Internet

On September 25, 2006, it was announced that TDC has acquired Esbjerg Municipality’s cable TV and internet assets and activities -a television and internet service provider to approximately 39,000 households at a price of DKK 265m.

The transaction, which is being concluded as an acquisition of assets whereby TDC acquires networks and customers and takes over a number of employees, is taking place with effect from 15 November 2006. See also stock exchange release of September 25, 2006.

Service agreement with new CEO of TDC

On October 18, 2006, TDC’s Board of Directors signed a service agreement with Jens Alder, engaging Jens Alder as CEO of TDC as of November 1, 2006. Until the end of Janu-ary 2006, Jens Alder was President and CEO of Swisscom.

See also stock exchange release of October 18, 2006.

October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

Risk factors

In accordance with the reporting requirements of the indenture governing the private note issue effected by Nordic Telephone Company Holding ApS (‘NTCH’) (which owns approximately 88.2% of the share capital of TDC through its direct subsidiary Nordic Telephone Company ApS), NTCH has now prepared information on material changes to the risk factors since disclosure of the Offering Memorandum of April 26, 2006, related to the notes.

In order for TDC to comply with its disclosure obligations, this information has been included in this Quarterly Report.

The Offering Memorandum contains a description as of that date of certain risks which could materially adversely affect NTCH’s/TDC’s business, financial condition, results of operations or cash flows. It is noted that the information included in this Quarterly Report is not complete in and of itself and does not necessarily include risks that were described in the Offering Memorandum that have not been subject to material change, or risks that have arisen since the date of the Offering Memorandum and which were not included in the Offering Memorandum.

The risks described in the Offering Memorandum and in the information below are not the only risks that NTCH/TDC face. Additional risks and uncertainties not currently known to NTCH/TDC or that NTCH/TDC currently deem to be immaterial may also materially adversely affect NTCH’s/TDC’s business, financial condition, results of operations or cash flows.

Risk factors related to regulatory matters and litigation

The regulatory framework for the Danish telecommunications sector may result in tougher competition, further reductions of tariffs and decreased profit margins for TDC’s business. In addition, TDC has been designated by the National IT and Telecom

Agency (‘NITA’) as having significant market power (‘SMP’) in Denmark in a number of submarkets.

Denmark’s regulatory regime governing its telecommunications sector requires TDC to deliver a broad range of products to the retail and wholesale markets and subjects TDC to price regulation.

EU regulatory framework

In March 2002, the EU passed a number of directives designed to promote competition in the telecommunications market which were subsequently incorporated in Danish law in 2003. In accordance with this legislation, NITA performs market analyses on 18 specifically defined submarkets with respect to landline telephony, mobile telephony, leased lines, unbundled access, broadband and TV and radio transmission. In each submarket, NITA may designate a dominant telecommunications operator as having SMP in such a submarket. If imperfections are identified in a submarket in which an operator has been designated as having SMP, NITA may impose remedies against this operator in order to promote competition. In the wholesale market, such measures may include the acceptance of a reasonable request for interconnection, non-discrimination, reference offers, transparency, accounting separation, specific cost accounting obligations and price control methods. NITA has so far issued decisions on 15 out of 18 submarkets. Final decisions for all the submarkets, except the submar-ket for TV and radio transmission, are expected in 2006. Until market analyses of the relevant submarkets have been completed and NITA has decided whether to adopt new regulatory measures or revoke former measures, the current regulation will be maintained in each relevant submarket.

SMP designation

NITA has designated TDC as having SMP in almost all of the submarkets in Denmark, except for Market 15 (the wholesale market

October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

for mobile access), Market 17 (the wholesale market for international roaming) and Markets 5 and 6 (the retail markets for national and international traffic for business customers). As a result of TDC’s SMP designation, TDC is subject to additional regulatory burdens, which are summarized below. In addition, NITA has been considering whether to create an additional submarket for cable TV networks. If NITA creates a cable TV submarket, it is likely that TDC would be designated as having SMP in the cable TV market and might be required to provide third parties with access to TDC’s cable network. There can be no assurance that NITA will not impose additional regulatory burdens on TDC as a result of its current SMP status or designate TDC as having SMP in additional markets.

Retail markets

As a result of TDC’s SMP status, the larger part of its retail offerings of leased lines must comply with a rule of cost orientation. As a result, TDC is required to calibrate leased line prices annually to ensure that they match the corresponding cost plus a mark-up set by the regulatory authorities.

Wholesale markets

In the wholesale markets in which TDC has SMP status, the majority of TDC’s prices are regulated as a result of its SMP designation. Until 2002, interconnection prices were mainly regulated on the basis of historical cost analyses and best-practice benchmarking against corresponding international prices. Since January 1, 2003, NITA has set the prices that TDC charges for switched interconnection traffic, interconnection capacity, shared access and ULL (also known as raw copper) as well as related co-location. NITA calculates these prices once a year in accordance with the LRAIC model and evaluates and updates the LRAIC model once every three years. Only minor price adjustments were implemented in 2004 and 2005. In early 2006, the LRAIC model was adjusted and the prices for ULL, switched interconnection traffic and interconnection capacity were decreased considerably. The decrease may have a negative impact on TDC’s revenue and earnings. From January 1, 2007, also the prices for bitstream access and ULL sub-loops are expected to be calculated in accordance with the LRAIC model, which may result in price decreases. The prices for TDC’s other interconnection products are based on historical costs according to a formula set by NITA. It is uncertain how this pricing method will affect TDC’s future prices. Furthermore, the telecommunications law was amended with effect from January 1, 2006, resulting in changes in calculation principles for depreciation, amortization and interest payments. Such changes will likely result in price decreases for bitstream access and leased lines. The amended law also gives NITA increased power to stipulate specific terms and conditions for TDC’s interconnection agreements.

NITA’s decision on the submarket for broadband access requires TDC to offer wholesale broadband solutions (bitstream access) without compulsory landline subscriptions, which will improve the conditions for TDC’s competitors vis-à-vis offering broadband solutions combined with IP telephony.

In the market for termination of mobile calls, NITA has decided that TDC, TeliaSonera, Sonofon, Tele2 and Hi3G have SMP. Price regulation, however, has only been introduced for TDC, Sonofon and TeliaSonera, whose average prices (including call set-up fee) must be reduced by approximately 35% over the next two years. This decision will adversely impact TDC’s earnings. If the domestic market for international roaming also becomes subject to price regulation, such regulation may have a negative impact on TDC Mobil A/S’s revenue and earnings.

Decisions have also been made on four retail submarkets for telephony traffic, the retail market for leased lines, the wholesale markets for leased lines, unbundled access and

October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

shared use including co-location, as well as for fixed termination. None of the decisions include significant changes in relation to existing regulation with the exception of regulations relating to extended access related to co-location and extended requirements to guarantee the line quality against disturbances.

Anti-terror measures

As part of the anti-terrorism action plan passed by the Danish government in No-vember 2005, the government has proposed a bill requiring telecommunications operators to use or install communication interception equipment and to establish databases for mandatory retention of traffic passing through their networks in order to assist law enforcement agencies in tracking terrorist activity. If such measures are adopted, TDC may have to make additional investments in technical equipment and TDC may incur operational costs as a result.

EU Universal Service Obligation (USO) directive

Pursuant to the EU USO directive and Danish USO regulation, which are designed to ensure that all end users have access to certain basic telecommunications services at an affordable price regardless of their geographical location, NITA has designated TDC as the Universal Service Provider (‘USP’) in Denmark. In the past, NITA fixed the prices that TDC could charge its Danish customers who use PSTN services (‘USO customers’) for PSTN services, but these price caps were lifted at the end of 2005. TDC faces the risk that NITA will decide to reintroduce a price cap on the products and services TDC offers to its USO customers. In addition, TDC faces uncertainty concerning the renewal of its USP designation after 2007, which may affect its revenue and earnings.

EU roaming charge regulation

The EU Commission has proposed new regulation designed to cut international roaming charges. It is unclear what would be the outcome of such regulation, if imposed. Such regulation could, however, have a negative impact on TDC Mobile International’s revenue and earnings.

Swiss regulation

Prompted by a preliminary decision by the Swiss competition authority regarding abuse of market power by Swisscom, the Swiss incumbent, Swisscom reduced its prices for terminating mobile calls in 2005, putting heavy pressure on other Swiss mobile operators, including TDC Switzerland, to reduce their tariffs as well. The Swiss competition authority and, based on pending interconnection lawsuits, also the sector-specific regulator, the Swiss Communication Commission (‘ComCom’), are continuing their review of the level of competition in the mobile call termination market and are currently investigating whether the Swiss mobile operators, including TDC Switzerland, have a dominant position and, if so, are abusing that position.

Consequently, TDC Switzerland faces the significant possibility that the Swiss competition authority will require that Swisscom and/or TDC Switzerland introduce further price reductions in relation to termination of mobile calls. Such price reductions, if imposed on TDC Switzerland, may have a material adverse effect on the earnings and profit margins of TDC’s Swiss operations. In addition, there can be no assurance that the Swiss competition authority will not impose a material fine upon TDC Switzerland if the Swiss competition authority determines that TDC Switzerland has a dominant position in the mobile call termination market and has abused that position.

TDC’s Swiss business benefits from regulations requiring Swisscom to grant other telecommunications operators, including TDC Switzerland, interconnection services on cost-

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based terms and conditions. Swisscom has challenged the interconnection tariffs set by ComCom in court. After the Federal Supreme Court in Switzerland issued a final ruling on the matter, ComCom had to rework the usage charges from 2000-2003 regarding landline interconnection rates, because the Federal Court rejected the calculation method used by ComCom, the so-called ‘Delta X method’. On August 30, 2006, ComCom decided the usage charges for the third time. Both Swisscom and TDC Switzerland have decided not to appeal the new ComCom decision.

TDC’s business plan and earnings forecast, particularly in relation to expected broadband and triple play sales, anticipate that the Swiss legislature will enact legislation requiring Swiss telecommunications operators to open their local loop networks to other operators. Such regulations would allow TDC Switzerland to lease network capacity on Swisscom’s ULL and gain access to Swisscom’s customers. A revised telecommunications law providing for such opening of ULL networks was passed by the Swiss Parliament on March 24, 2006. A 100-day referendum period expired on July 13, 2006. Once the law is enacted, probably in Q1 2007, vested interests may attempt to prevent, impede or delay access to the ULL networks through other measures. If ULL terms and conditions set out in the ordinance that is being drafted at this time and also the later specifications by the regulator’s decisions based on the laws and ordinances are not set out and enforced in a favorable way, TDC might have to adjust its business plan and earnings forecast.

October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

Outlook for 2006

The Outlook for 2006 is an update of the Outlook provided with the 2Q 2006 quarterly report.

The Outlook for 2006 is based on thorough financial plans for each individual business line. Information concerning the Outlook for 2006 is by nature associated with a certain level of risk and uncertainty, cf. page 9. Please also see the safe harbor statement below.

Compared with the Outlook provided with the 2Q 2006 quarterly report, revenue Outlook for the TDC Group has been downgraded by DKK 700m to DKK 47.3bn, due to lower revenue in TDC Solutions, TDC Mobile International and TDC Switzerland than previously expected.

The reductions in revenue have been compensated for by an increase in EBITDA-margin from 27.9% to 28.3% driven by cost reductions, including lower customer acquisition costs in Talkline.

Hence, EBITDA Outlook for the TDC Group is unchanged at DKK 13.4bn.

Net income Outlook is unchanged at DKK 3.2bn.

In general, all amounts are excluding special items and fair value adjustments.

Outlook for 2006
(Excl. special items and fair value adjustments)
	2005	2006	Change in
DKKbn			%

TDC Group
Revenue	46.588	47.3	1.5
EBITDA	13.003	13.4	3.1
Net Income	4.699	3.2	(31.9)

TDC Solutions
Revenue	21.631	21.9	1.2
EBITDA	6.648	7.0	5.3

TDC Mobile International
Revenue	16.039	16.5	2.9
EBITDA	2.809	3.0	6.8

TDC Switzerland
Revenue	9.582	9.2	(4.0)
EBITDA	2.584	2.5	(3.3)

TDC Cable TV
Revenue	2.107	2.4	13.9
EBITDA	0.470	0.6	27.7

Other activities[1]
Revenue	(2.771)	(2.7)	2.6
EBITDA	0.492	0.3	(39.0)

[1] Includes TDC Services, TDC A/S and eliminations.

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Statements of Income etc. for the business lines

DKKm	TDC Solutions		TDC Mobile International		TDC Switzerland

	3Q 2005	3Q 2006	3Q 2005	3Q 2006	3Q 2005	3Q 2006

Revenue, external customers	5,100	5,090	3,735	3,948	2,442	2,337
Revenue from other business
lines	291	271	438	406	5	5
Total operating expenses before
depreciation etc.	(3,778)	(3,692)	(3,364)	(3,504)	(1,818)	(1,689)
Other income and expenses	26	31	12	12	0	0

EBITDA	1,639	1,700	821	862	629	653
Depreciation, amortization and
impairment losses	(962)	(864)	(270)	(296)	(371)	(360)
EBIT	677	836	551	566	258	293

Capital expenditures excl.
share acquisitions	615	649	345	240	284	267

DKKm	TDC Cable TV		Other activities[1]		TDC Group

	3Q 2005	3Q 2006	3Q 2005	3Q 2006	3Q 2005	3Q 2006

Revenue, external customers	546	617	31	31	11,854	12,023
Revenue from other business
lines	4	6	(738)	(688)	0	0
Total operating expenses before
depreciation etc.	(421)	(457)	785	716	(8,596)	(8,626)
Other income and expenses	0	0	15	17	53	60

EBITDA	129	166	93	76	3,311	3,457
Depreciation, amortization and
impairment losses	(51)	(51)	(40)	(56)	(1,694)	(1,627)
EBIT	78	115	53	20	1,617	1,830

Capital expenditures excl.
share acquisitions	51	74	71	49	1,366	1,279

1)	Includes TDC A/S, TDC Services and eliminations.

October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

Business line performance
TDC Solutions

TDC Solutions’ activities mainly comprise Danish traditional landline services (voice, internet and data) as well as integrated solutions in Denmark, Sweden, Norway, Finland and Hungary.

DKKm	3Q 2005	3Q 2006	Change in
			%

Revenue	5,391	5,361	(0.6)
Of which domestic	4,212	4,212	0.0

Operating expenses	(3,778)	(3,692)	2.3
Transmission costs and cost	(1,740)	(1,740)	0.0
of goods sold
Other external expenses	(939)	(934)	0.5
Wages, salaries and pension	(1,099)	(1,018)	7.4
costs
Other income and expenses	26	31	19.2

EBITDA	1,639	1,700	3.7
Of which domestic	1,435	1,518	5.8

EBITDA margin	30.4%	31.7%

Depreciation, amortization and	(962)	(864)	10.2
impairment losses

EBIT	677	836	23.5

Revenue

In 3Q 2006, revenue totaled DKK 5,361m, down 0.6%, primarily due to the divestment of Contactel impacting revenue negatively by DKK 85m.

Adjusted for acquisitions and divestments, revenue increased 1.4% compared with 3Q 2005.

Landline Telephony

Revenue from landline telephony totaled DKK 2,431m, down 6.2% compared with 3Q 2005. This development was driven by a decrease of DKK 171m or 8.7% in retail revenue from landline telephony, mainly due to lower traffic and a decrease in revenue for wholesale traffic stemming primarily from less interconnection traffic.

Adjusted for acquired and divested companies, revenue from landline telephony decreased 3.5% .

DKKm	3Q 2005	3Q 2006	Change in
			%

Revenue	5,391	5,361	(0.6)
Landline telephony	2,592	2,431	(6.2)
Retail	1,961	1,790	(8.7)
Subscriptions	944	925	(2.0)
Traffic	1,017	865	(14.9)
Wholesale	631	641	1.6
Transit traffic	193	179	(7.3)
Other [1]	438	462	5.5
Leased lines	399	440	10.3
Data communications and	1,203	1,315	9.3
internet services
Terminal equipment etc.	803	815	1.5
Other [2]	394	360	(8.6)

1)	Includes incoming traffic, prefix traffic and service provision.
2)	Includes mobile telephony, operator services etc.

Retail subscription revenue decreased 2.0% to DKK 925m. At the end of 3Q 2006, the total number of domestic retail landline customers in TDC Solutions was 2.2 million, a decline of 5.6% compared with the same quarter last year. The number of international retail customers totaled 267,000, up 21,000 due mainly to growth in HTCC’s customer base.

Domestic landline traffic
(million minutes)

Retail traffic revenue totaled DKK 865m, down 14.9% or DKK 152m, reflecting a 10.0% decline in domestic retail voice minutes to 1.6bn minutes.

The reason for the decline in retail traffic revenue is the general market trend for traffic to migrate to IP and the mobile networks. Another reason is the increasing number of flatrate landline subscriptions, decreasing retail traffic revenue, while at the same time positively impacting the retail subscription revenue.

<

October 31, 2006	TDC Quarterly Report 1Q 2006	Release 45-2006

Total wholesale revenue increased 1.6% to DKK 641m

Leased lines

Revenue from leased lines rose 10.3% to DKK 440m, reflecting a higher sale of fiber solutions and an increased sale of raw cop per to other operators.

Data communications and
internet services

Revenue from data communications and internet services totaled DKK 1,315m, up 9.3% . This reflects a 25.6% growth in the number of domestic retail xDSL customers, partly offset, however, by reduced dial-up internet revenue.

Domestic retail xDSL customers,
end-of-period
(‘000)

Adjusted for acquisitions and divestments, revenue from data communications and internet services increased 11.8%.

Other services

Revenue from terminal equipment etc. increased from DKK 803m to DKK 815m, and other revenue decreased from DKK 394m to DKK 360m.

Operating expenses

Operating expenses were DKK 3,692m, down 2.3% or DKK 86m. This development was mainly driven by lower wages, salaries and pension costs caused by fewer employees.

Adjusted for acquired and divested companies, operating expenses decreased 0.4%.

EBITDA

EBITDA amounted to DKK 1,700m in 3Q 2006, up DKK 61m or 3.7% . Adjusted for acquisitions and divestments, EBITDA increased 5.6%, primarily reflecting a rise in the number of domestic xDSL customers and continued improvement of operations efficiency.

     EBITDA and EBITDA margin
 (Bars in DKKm (left), line in % (right))

The EBITDA margin was 31.7% compared with 30.4% in the same quarter last year. Adjusted for acquisitions and divestments, the EBITDA margin increased 1.3 percentage points, primarily as a result of the continued focus on operations efficiency.

Depreciation, amortization and impairment losses

Depreciation, amortization and impairment losses decreased 10.2% to DKK 864m. Adjusted for acquisitions and divestments, depreciation, amortization and impairment losses decreased 10.0% due to ADSL equipment that has been fully depreciated.

EBIT

In 3Q 2006, EBIT amounted to DKK 836m, representing an increase of 23.5% on 3Q 2005 and resulting primarily from lower depreciation etc. and improved EBITDA.

October 31, 2006	TDC Quarterly Report 1Q 2006	Release 45-2006

Capital expenditures

Capital expenditures, excluding share acquisitions, rose DKK 34m or 5.5% to DKK 649m, reflecting mainly increased investments in the domestic market with a focus on expanding and upgrading the existing broadband infrastructure, including fiber-optic roll-out, to satisfy the growing demand for broadband services. The capex-to-revenue ratio totaled 12.1% in 3Q 2006 against 11.4% in 3Q 2005.

Customers

TDC Solutions’ total domestic customer base was 4.0 million customers at the end of 3Q 2006, down 2.5% on 3Q 2005. The number of landline customers, including wholesale, totaled 2.6 million, down 6.2%, while the number of Duét customers increased 9.5% to 310,000, driven by the introduction of new Duét products since 3Q 2005. The number of xDSL customers increased 23.8% to 805,000. Dial-up internet subscriptions decreased 31.2% to 227,000, driven by migration to broadband services.

The total international customer base decreased 15.6% to 341,000 at the end of 3Q 2006 due to the divestment of Contactel.

TDC Mobile International

TDC Mobile International includes mainly TDC Mobil A/S, Telmore, Talkline and Bité.

DKKm	3Q 2005	3Q 2006	Change in %

Revenue	4,173	4,354	4.3
Domestic operations	1,864	2,012	7.9
Talkline etc.[1]	2,005	1,990	(0.7)
Bité	304	352	15.8

Operating expenses	(3,364)	(3,504)	(4.2)

Transmission costs and cost of goods sold	(2,016)	(2,174)	(7.8)
Other external expenses	(1,103)	(1,090)	1.2
Wages, salaries and pension costs	(245)	(240)	2.0
Other income and expenses	12	12	0.0

EBITDA	821	862	5.0

EBITDA margin	19.7%	19.8%

Domestic operations	593	639	7.8
Talkline etc.[1]	159	143	(10.1)
Bité	69	80	15.9

Depreciation, amortization and impairment losses	(270)	(296)	(9.6)

EBIT	551	566	2.7

1) Talkline etc. includes European service provider activities, including easyMobile.

In 3Q 2006, revenue in TDC Mobile International amounted to DKK 4,354m, an increase of 4.3%.

Total operating expenses rose 4.2% to DKK 3,504m, attributable to a 7.8% increase in transmission costs and cost of goods sold. Other external expenses decreased 1.2% to DKK 1,090m, while wages, salaries and pension costs decreased 2.0% to DKK 240m.

EBITDA amounted to DKK 862m, up DKK 41m or 5.0%.

Depreciation, amortization and impairment losses increased 9.6% to DKK 296m, due mainly to the roll-out of the UMTS network in Denmark.

EBIT totaled DKK 566m, corresponding to a 2.7% increase on 3Q 2005, due primarily to increased domestic EBITDA.

Capital expenditures, excluding share acquisitions, decreased 30.4% to DKK 240m

October 31, 2006	TDC Quarterly Report 1Q 2006	Release 45-2006

compared with 3Q 2005. The capex-to-revenue ratio decreased from 8.3% in 3Q 2005 to 5.5% . The decrease primarily stems from lower domestic capital expenditures.

Domestic mobile operations

Revenue from the domestic mobile operations increased 7.9% to DKK 2,012m, driven mainly by a DKK 127m increase in traffic revenue stemming from increased retail and wholesale traffic. The increased traffic revenue includes revenue from mobile data services (SMS, data and content services), which rose 11.8% to DKK 285m.

The number of mobile minutes sold was 1,206m, up 14.2% compared with 3Q 2005.

3Q 2006 was characterized by slightly lower average retail prices combined with higher customer acquisition costs compared with 3Q 2005. Prices for the individual product models have remained relatively stable, but customers continue to migrate toward low-cost solutions.

In 3Q 2006, operating expenses rose 7.1% to DKK 1,371m, reflecting a 15.4% increase in transmission costs and cost of goods sold, which, in turn, was primarily driven by the rise in traffic volumes.

EBITDA increased 7.8% to DKK 639m, reflecting higher revenue. The EBITDA margin was unchanged at 31.8% .

     EBITDA and EBITDA margin
(Bars in DKKm (left), line in % (right))

Domestic mobile customers, including mobile customers in TDC Solutions A/S, totaled 2.7 million by the end of 3Q 2006, up 8.7% . TDC Mobile International’s domestic retail business showed 7.5% growth compared with 3Q 2005, reflecting increases of 116,000 retail customers in TDC Mobil A/S and 29,000 retail customers in Telmore. In addition, the number of wholesale customers in TDC Mobil A/S increased 63,000.

From the beginning of 2006, the definition of a prepaid customer has been changed and is now in line with the definition used by the Danish National IT and Telecom Agency. A SIM card is defined as active, if it has been used during the last three months. According to the previous definition, a SIM card was defined as active, if it had been used during the last twelve months. Had the previous definition been applied, the mobile retail customer base in TDC Mobile A/S would have increased by 179,000 or 9.3% compared with 3Q 2005.

Capital expenditures, excluding share acquisitions, in the domestic mobile operation decreased 32.0% to DKK 153m, driven mainly by fewer investments in UMTS and new services. The capex-to-revenue ratio amounted to 7.6% compared with 12.1% in 3Q 2005.

Talkline etc.

Talkline etc. includes European service provider activities consisting of Talkline and easyMobile. Talkline, TDC’s German subsidiary, is a focused service provider of mobile telephony that is fully owned by TDC Mobile International.

At the end of 3Q 2006, Talkline had obtained an increase in its customer base of 13.3% on 3Q 2005 to 3.5 million customers. easy-Mobile reached 182,000 customers. Compared with 2Q 2006, the customer base in Talkline etc. increased by 144,000, driven by growth in easyMobile as well as Talkline.

Revenue decreased 0.7% to DKK 1,990m, driven mainly by lower revenue in Talkline due to a decrease in commission from network operators as a result of a lower gross

October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

intake of customers, partly offset by higher revenue from easyMobile.

In 3Q 2006, EBITDA amounted to DKK 143m compared with DKK 159m in 3Q 2005. The decrease is primarily caused by the said revenue decline.

Bité

Bité is a Lithuanian mobile operator that is 100% owned by TDC Mobile International and operates mobile networks in Lithuania and, since September 2005, also in Latvia.

Revenue in Bité amounted to DKK 352m in 3Q 2006, up 15.8% stemming from more customers and traffic.

EBITDA was DKK 80m, an increase of 15.9%, attributable to an increased customer base and more traffic, partly offset by the start-up of Bité Latvia.

TDC Switzerland

TDC Switzerland provides mobile, landline and inter-net services for the Swiss market using the sunrise brand name.

DKKm	3Q 2005	3Q 2006	Change in %

Revenue	2,447	2,342	(4.3)
Mobile telephony	1,489	1,500	0.7
Landline telephony	764	656	(14.1)
Internet services	194	186	(4.1)

Operating expenses	(1,818)	(1,689)	7.1
Transmission costs and cost of goods sold	(909)	(870)	4.3
Other external expenses	(569)	(505)	11.2
Wages, salaries and pension costs	(340)	(314)	7.6

EBITDA	629	653	3.8

EBITDA margin	25.7%	27.9%

Depreciation, amortization and impairment losses	(371)	(360)	3.0

EBIT	258	293	13.6

In 3Q 2006, TDC Switzerland had revenue of DKK 2,342m, down 4.3% compared with 3Q 2005. In local currency, revenue decreased 2.9% .

Compared with 3Q 2005, TDC Switzerland had a 4.6% increase in the number of mobile customers. Revenue from the mobile activities came to DKK 1,500m in 3Q 2006, up 0.7% compared with DKK 1,489m in 3Q 2005, comprising increased handset sales. Negative growth from reduced mobile termination prices and increased competition resulted in falling retail per-minute prices.

Within landline telephony, revenue decreased 14.1% to DKK 656m in 3Q 2006, reflecting a 6.1% decrease in the customer base combined with falling retail per-minute prices and lower transit traffic.

Internet revenue amounted to DKK 186m, down 4.1% on 3Q 2005, due to a decrease in the number of internet dial-up customers of 43.6%, partly compensated for by 25.3% growth in the number of xDSL customers.

October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

Operating expenses

Operating expenses decreased 7.1% to DKK 1,689m, reflecting mainly lower network-related costs, lower wages stemming from 8.8% fewer employees and lower transmission costs. The latter is driven by the revenue development.

EBITDA

EBITDA was DKK 653m, an increase of 3.8% compared with 3Q 2005, driven mainly by lower costs. In local currency, EBITDA increased 5.3% . TDC Switzerland’s EBITDA margin increased from 25.7% to 27.9% in 3Q 2006.

     EBITDA and EBITDA margin
(Bars in DKKm (left), line in % (right))

Depreciation, amortization and impairment losses

Depreciation, amortization and impairment losses decreased 3.0% to DKK 360m.

EBIT

EBIT totaled DKK 293m, corresponding to a 13.6% increase on 3Q 2005.

Capital expenditures

Capital expenditures, excluding share acquisitions, amounted to DKK 267m, a reduction of 6.0% . The capex-to-revenue ratio was 11.4% compared with 11.6% in 3Q 2005.

Customers

At the end of 3Q 2006, TDC Switzerland had 2.2 million customers, a decline of 1.6% or 35,000 customers compared with 3Q 2005. The number of mobile customers grew 58,000 or 4.6% to reach a total of 1.3 million, while the number of landline customers decreased 33,000 or 6.1% to 504,000. In addition, the number of customers with dialup internet access declined 103,000 or 43.6% to 133,000, while the number of xDSL customers grew 43,000 to 213,000, up 25.3% .

TDC Cable TV

TDC Cable TV provides cable TV services as well as internet access and IP telephony via cable modems in Denmark.

TDC Cable TV continues to expand within its traditional TV business, while also increasing its coverage of internet and telephony services.

TDC Cable TV’s revenue rose 13.3% to DKK 623m. This increase reflects a larger customer base within both the traditional cable TV, broadband and telephony businesses.

Operating expenses rose 8.6% to DKK 457m compared with 3Q 2005. This increase primarily reflects higher program costs. In addition, wages, salaries and pension costs totaled DKK 98m, up 14.0%, stemming from more full-time employees.

EBITDA rose 28.7% to DKK 166m in 3Q 2006.

October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

EBITDA and EBITDA margin6
(Bars in DKKm (left), line in % (right))

In 3Q 2006, EBIT was DKK 115m compared with DKK 78m in 3Q 2005.

TDC Cable TV’s capital expenditures, excluding share acquisitions, totaled DKK 74m compared with DKK 51m in 3Q 2005. The increase is primarily driven by capacity investments. The capex-to-revenue ratio was 11.9% compared with 9.3% in 3Q 2005.

By the end of 3Q 2006, TDC Cable TV had 1.1 million cable TV customers, corresponding to a 3.2% increase, while the number of internet access customers increased 20.2% to 280,000 and the number of telephony customers increased to 24,000.

6 EBITDA decreased 11.8% in 4Q 2005 due to a negative adjustment related to deferred income from connection fees related mainly to previous years.

October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

Safe harbor statement

Certain sections of this quarterly report contain forward-looking statements that are subject to risks and uncertainties.

Examples of such forward-looking statements include, but are not limited to:

-	statements containing projections of revenue, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financial income and expenses
-	statements of our plans, objectives or goals for future operations, in- cluding those related to our prod- ucts or services
-	statements of future economic per- formance
-	statements of the assumptions un- derlying or relating to such state- ments.

Words such as ‘believes’, ‘anticipates’, ‘expects’, ‘intends’, ‘aims’ and ‘plans’ and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are based on current plans, estimates and projections, and undue reliance should therefore not be placed on them.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by TDC or on our behalf. These factors include, but are not limited to:

-	changes in applicable Danish and EU legislation
-	increases in the interconnection rates we are charged by other carri- ers or decreases in the interconnec- tion rates we are able to charge other carriers
-	decisions from the Danish National IT and Telecom Agency whereby the regulatory obligations of TDC are extended
-	developments in the competition within domestic and international communications solutions
-	introduction of and demand for new services and products
-	developments in the demand, prod- uct mix and prices in the mobile market, including marketing and customer-acquisition costs
-	developments in the market for multimedia services
-	the possibilities of being awarded licenses
-	developments in our international activities, which also involve certain political risks
-	investments and divestitures in domestic and foreign companies.

We caution that the above list of important factors is not exhaustive. When relying on forward-looking statements in order to make decisions with respect to TDC, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

Statements of Income

TDC Group (DKKm)	1Q-3Q 2005	1Q-3Q 2006	Change in %	3Q 2005	3Q 2006	Change in %

Revenue	34,265	35,170	2.6	11,854	12,023	1.4
Domestic revenue	17,725	18,281	3.1	5,919	6,190	4.6
in percent of total revenue	52%	52%		50%	51%
International revenue	16,540	16,889	2.1	5,935	5,833	(1.7)
in percent of total revenue	48%	48%		50%	49%
Transmission costs and cost of goods sold	(12,513)	(12,820)	(2.5)	(4,293)	(4,471)	(4.1)
Other external expenses	(6,599)	(6,904)	(4.6)	(2,365)	(2,325)	1.7
Wages, salaries and pension costs	(5,704)	(5,686)	0.3	(1,938)	(1,830)	5.6

Total operating expenses before depreciation etc.	(24,816)	(25,410)	(2.4)	(8,596)	(8,626)	(0.3)

Other income and expenses	144	200	38.9	53	60	13.2

EBITDA	9,593	9,960	3.8	3,311	3,457	4.4
of which domestic EBITDA	6,746	7,086	5.0	2,250	2,399	6.6
in percent of total EBITDA	70%	71%		68%	69%
of which international EBITDA	2,847	2,874	0.9	1,061	1,058	(0.3)
in percent of total EBITDA	30%	29%		32%	31%
Depreciation, amortization and impairment losses	(4,886)	(4,798)	1.8	(1,694)	(1,627)	4.0

EBIT, excluding special items	4,707	5,162	9.7	1,617	1,830	13.2
Special items [1]	(622)	(452)	27.3	0	(123)	-

EBIT including special items	4,085	4,710	15.3	1,617	1,707	5.6
Income from associates	311	316	1.6	126	107	(15.1)
of which special items	0	0	-	0	0	-
Net financials	(717)	(1,978)	(175.9)	(303)	(912)	-
of which net financials excluding fair value adjustments	(566)	(1,852)	-	(210)	(772)	-
of which fair value adjustments	(151)	(126)	16.6	(93)	(140)	(50.5)

Income before income taxes	3,679	3,048	(17.2)	1,440	902	(37.4)
Total income taxes	(758)	(904)	(19.3)	(366)	(261)	28.7
- Income taxes related to income excluding special items and fair value adjustments	(953)	(1,218)	(27.8)	(381)	(426)	(11.8)
- Income taxes related to special items and fair value adjustments	195	314	61.0	15	165	-

Net income from continuing operations	2,921	2,144	(26.6)	1,074	641	(40.3)

Net income from discontinued operations	152	0	-	127	0	-
- of which income from discontinued operations, excluding special items and fair value	152	0	-	127	0	-
adjustments
- of which fair value adjustments related to discontinued operations	0	0	-	0	0	-
- of which special items related to discontinued operations	0	0	-	0	0	-

Net income	3,073	2,144	(30.2)	1,201	641	(46.6)

Attributable to:
Shareholders of the Parent Company	3,080	2,175	(29.4)	1,194	636	(46.7)
Minority interests	(7)	(31)	-	7	5	(28.6)

Net income, excluding special items and fair value adjustments	3,651	2,408	(34.0)	1,279	739	(42.2)

1)  Special items includes significant amounts that cannot be attributed to normal operations such as large gains and losses related to divestment of subsidiaries, special write- downs for impairment as well as expenses related to restructuring etc.

October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

Balance Sheets

DKKm	3Q 2005	3Q 2006

Assets
Intangible assets	34,160	32,396
Property, plant and equipment	26,270	24,928
Pension assets	5,454	5,794
Other non-current assets	4,430	2,949
Total non-current assets	70,314	66,067

Receivables	8,499	9,089
Marketable securities	3,721	0
Cash	6,905	2,387
Other current assets	1,935	1,845
Total current assets	21,060	13,321

Total assets	91,374	79,388
- of which interest-bearing receivables	82	79

Equity and liabilities
Equity attributable to Company shareholders	39,408	1,816
Minority interests	294	225
Total equity	39,702	2,041

Loans	24,949	57,673
Deferred tax liabilities	3,515	3,323
Deferred income	1,079	1,102
Pension liabilities etc.	230	277
Other non-current liabilities	1,276	1,306
Total non-current liabilities	31,049	63,681

Loans	6,746	1,520
Trade and other payables	8,546	7,901
Deferred income	2,852	2,712
Other current liabilities	2,479	1,533
Total current liabilities	20,623	13,666

Total liabilities	51,672	77,347

Total equity and liabilities	91,374	79,388

- of which interest-bearing payables	74	5

Net interest-bearing debt	21,061	56,732

October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

Statements of Cash Flow

TDC Group (DKKm)	1Q-3Q 2005	1Q-3Q 2006	Change in %	3Q 2005	3Q 2006	Change in %

EBITDA	9,593	9,960	3.8	3,311	3,457	4.4
Change in working capital	(469)	(620)	(32.2)	(2)	38	-
Other	(442)	(876)	(98.2)	(128)	(324)	(153.1)

Cash flow from operating activities before net financials and tax	8,682	8,464	(2.5)	3,181	3,171	(0.3)

Interest paid, net	(896)	(1,847)	(106.1)	(75)	(817)	-
Realized currency adjustments	(31)	722	-	14	66	-

Cash flow from operating activities before tax	7,755	7,339	(5.4)	3,120	2,420	(22.4)

Corporate income tax paid	(750)	(625)	16.7	(70)	(175)	(150.0)

Cash flow from operating activities in continuing operations	7,005	6,714	(4.2)	3,050	2,245	(26.4)

Cash flow from operating activities in discontinued operations	131	0	-	89	0	-

Total cash flow from operating activities	7,136	6,714	(5.9)	3,139	2,245	(28.5)

Investment in subsidiaries	(475)	(70)	85.3	(160)	(24)	85.0
Investment in property, plant and equipment	(3,068)	(2,972)	3.1	(1,092)	(1,012)	7.3
Investment in intangible assets	(829)	(811)	2.2	(311)	(217)	30.2
Investment in other non-current assets	(6)	(8)	(33.3)	(1)	(4)	-
Investment in marketable securities	(1,022)	0	-	0	2	-
Divestment of subsidiaries	25	51	104.0	0	0	-
Sale of property, plant and equipment	82	79	(3.7)	16	22	37.5
Divestment of associates and other non-current assets	12	14	16.7	6	(11)	-
Sale of marketable securities	589	3,673	-	26	0	-
Change in loans to associates	(1)	99	-	0	101	-
Dividends received from associates	155	863	-	1	854	-

Cash flow from investing activities in continuing operations	(4,538)	918	120.2	(1,515)	(289)	80.9

Cash flow from investing activities in discontinued operations	(16)	(7)	56.3	(8)	0	-

Total cash flow from investing activities	(4,554)	911	120.0	(1,523)	(289)	81.0

Net proceeds from long-term loans	2	47,049	-	1	0	-
Repayments of long-term loans	(793)	(18,850)	-	(270)	(452)	(67.4)
Change in short-term bank loans	629	(20)	(103.2)	613	(46)	(107.5)
Change in interest-bearing receivables	161	64	(60.2)	106	2	(98.1)
Change in minority interests	0	0	-	0	0	-
Dividends paid	(2,440)	(44,343)	-	0	(213)	-
Withholding tax on dividends	0	0	-	0	(15)	-
Acquisition and disposal of treasury shares	86	799	-	24	0	-

Cash flow from financing activities in continuing operations	(2,355)	(15,301)	-	474	(724)	-

Cash flow from financing activities in discontinued operations	(161)	0	-	(106)	0	-

Total cash flow from financing activities	(2,516)	(15,301)	-	368	(724)	-

Total cash flow	66	(7,676)	-	1,984	1,232	(37.9)

Cash and cash equivalents, end of period	6,866	2,387	(65.2)	6,866	2,387	(65.2)

October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

Capital expenditures
excluding share acquisitions

TDC Group (DKKm) [1]	1Q-3Q 2005	1Q-3Q 2006	Change in %	3Q 2005	3Q 2006	Change in %

TDC Solutions	1,827	2,079	(13.8)	615	649	(5.5)
- of which domestic	1,526	1,717	(12.5)	466	557	(19.5)
TDC Mobile International	888	728	18.0	345	240	30.4
- domestic	570	467	18.1	225	153	32.0
- Talkline etc.	32	35	(9.4)	12	12	0.0
- Bité	286	226	21.0	108	75	30.6
TDC Switzerland	760	618	18.7	284	267	6.0
TDC Cable TV	149	179	(20.1)	51	74	(45.1)
Others [2]	146	137	6.2	71	49	31.0

Capital expenditures excl. share acquisitions	3,770	3,741	0.8	1,366	1,279	6.4

1  A positive variance indicates a positive cash flow.
2  Includes TDC Services, TDC A/S and eliminations.

Equity

TDC Group (DKKm)	3Q 2005			3Q 2006

	Share- holders' equity	Minority interests	Total equity	Share- holders' equity	Minority interests	Total equity

Shareholders' equity at July 1	38,081	293	38,374	1,250	215	1,465
Net income	1,194	7	1,201	636	5	641
Dividends declared	0	NM	0	0	NM	0
Acquisition of treasury shares	0	NM	0	0	NM	0
Disposal of treasury shares	24	NM	24	0	NM	0
Share-based payments	6	0	6	0	0	0
Currency translation adjustments etc.	162	(6)	156	16	5	21
Tax related to changes in shareholders' equity	(59)	0	(59)	(86)	0	(86)
Additions to minority interests	NM	0	0	NM	0	0

Shareholders’ equity at September 30	39,408	294	39,702	1,816	225	2,041

October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

Quarterly Statements of Income

DKKm	2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005	2005	1Q 2006	2Q 2006	3Q 2006

Revenue
TDC Solutions	18,590	5,216	5,216	5,391	5,808	21,631	5,432	5,348	5,361
- domestic	17,061	4,479	4,245	4,212	4,317	17,253	4,260	4,197	4,212
TDC Mobile International	15,105	3,757	3,814	4,173	4,295	16,039	3,920	4,023	4,354
- domestic	6,503	1,608	1,754	1,864	1,925	7,151	1,862	1,906	2,012
- Talkline etc.	7,675	1,908	1,782	2,005	2,068	7,763	1,761	1,801	1,990
- Bité	927	241	278	304	302	1,125	297	316	352
TDC Switzerland	9,692	2,345	2,343	2,447	2,447	9,582	2,281	2,277	2,342
TDC Cable TV	1,766	500	525	550	532	2,107	581	606	623
Others [1]	(2,814)	(803)	(502)	(707)	(759)	(2,771)	(669)	(652)	(657)

Revenue, total	42,339	11,015	11,396	11,854	12,323	46,588	11,545	11,602	12,023

Income before depreciation, amortization and special items (EBITDA)

TDC Solutions	5,872	1,574	1,566	1,639	1,869	6,648	1,740	1,624	1,700
- domestic	5,879	1,524	1,425	1,435	1,635	6,019	1,594	1,483	1,518
TDC Mobile International	2,677	667	783	821	538	2,809	730	773	862
- domestic	2,035	499	600	593	513	2,205	561	580	639
- Talkline etc.	451	126	126	159	5	416	122	144	143
- Bité	191	42	57	69	20	188	47	49	80
TDC Switzerland	2,457	624	619	629	712	2,584	595	570	653
TDC Cable TV	351	118	126	129	97	470	131	148	166
Others [1]	639	103	102	93	194	492	132	60	76

Income before depreciation, amortization and special items (EBITDA), total	11,996	3,086	3,196	3,311	3,410	13,003	3,328	3,175	3,457

Depreciation, amortization and impairment losses	(6,661)	(1,561)	(1,631)	(1,694)	(1,904)	(6,790)	(1,581)	(1,590)	(1,627)

Operating income (EBIT), excluding special items	5,335	1,525	1,565	1,617	1,506	6,213	1,747	1,585	1,830

Special items	385	(622)	-	-	(346)	(968)	(737)	408	(123)

Operating income (EBIT), including special items	5,720	903	1,565	1,617	1,160	5,245	1,010	1,993	1,707

Income from associates	5,632	100	85	126	23	334	115	94	107
- Income from associates, excluding special items	566	100	85	126	23	334	115	94	107
- special items related to associates	5,066	-	-	-	-	-	-	-	-
Net financials	(716)	(251)	(163)	(303)	(339)	(1,056)	(335)	(731)	(912)
- Net financials excluding fair value adjustments	(894)	(198)	(158)	(210)	(306)	(872)	(256)	(824)	(772)
- Fair value adjustments	178	(53)	(5)	(93)	(33)	(184)	(79)	93	(140)

Income before income taxes	10,636	752	1,487	1,440	844	4,523	790	1,356	902

Total income taxes	(1,041)	(221)	(171)	(366)	(268)	(1,026)	(275)	(368)	(261)
- Income taxes related to income, excluding special items and fair value adjustments	(1,360)	(406)	(166)	(381)	(271)	(1,224)	(498)	(294)	(426)
- Income taxes related to special items	356	166	-	-	(15)	151	198	(45)	123
- Income taxes related to fair value adjustments	(37)	19	(5)	15	18	47	25	(29)	42

Net income from continuing operations	9,595	531	1,316	1,074	576	3,497	515	988	641

Net income from discontinued operations	315	(16)	41	127	3,801	3,953	-	-	-
- Income from discontinued operations, excluding special items	296	(15)	40	127	96	248	-	-	-
and fair value adjustments
- Fair value adjustments related to discontinued operations	-	(1)	1	-	(3)	(3)	-	-	-
- Special items related to discontinued operations	19	-	-	-	3,708	3,708	-	-	-

Net income	9,910	515	1,357	1,201	4,377	7,450	515	988	641

Attributable to:
Shareholders of the Parent Company	9,912	516	1,370	1,194	4,394	7,474	535	1,004	636
Minority interests	(2)	(1)	(13)	7	(17)	(24)	(20)	(16)	5

Excluding special items and fair value adjustments

Operating income (EBIT), excluding special items	5,335	1,525	1,565	1,617	1,506	6,213	1,747	1,585	1,830

Income from associates	566	100	85	126	23	334	115	94	107
Net financials	(894)	(198)	(158)	(210)	(306)	(872)	(256)	(824)	(772)

Income before income taxes	5,007	1,427	1,492	1,533	1,223	5,675	1,606	855	1,165

Income taxes	(1,360)	(406)	(166)	(381)	(271)	(1,224)	(498)	(294)	(426)

Net income from continuing operations	3,647	1,021	1,326	1,152	952	4,451	1,108	561	739

Net income from discontinued operations	296	(15)	40	127	96	248	-	-	-

Net income	3,943	1,006	1,366	1,279	1,048	4,699	1,108	561	739

1)  Includes TDC Services, TDC A/S and eliminations.

October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

Quarterly Balance Sheets

TDC Group (DKKm)	2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006

Assets
Intangible assets	33,495	33,208	33,945	34,160	33,118	32,753	32,881	32,396
Property, plant and equipment	26,252	25,829	26,808	26,270	26,054	25,508	25,243	24,928
Pension assets	5,435	5,301	5,377	5,454	5,645	5,536	5,628	5,794
Other non-current assets	4,683	4,839	4,481	4,430	3,798	3,861	3,588	2,949
Total non-current assets	69,865	69,177	70,611	70,314	68,615	67,658	67,340	66,067

Receivables	8,472	7,917	8,361	8,499	8,617	7,923	9,049	9,089
Marketable securities	3,412	3,773	3,766	3,721	3,687	1,144	0	0
Cash	6,838	4,590	4,921	6,905	10,063	8,798	1,155	2,387
Other current assets	1,677	1,842	1,797	1,935	2,542	2,387	1,695	1,845
Total current assets	20,399	18,122	18,845	21,060	24,909	20,252	11,899	13,321

Total assets	90,264	87,299	89,456	91,374	93,524	87,910	79,239	79,388
- of which interest-bearing receivables	83	83	83	82	107	95	81	79

Equity and liabilities
Equity attributable to Company shareholders	38,823	36,829	38,081	39,408	43,520	44,609	1,250	1,816
Minority interests	27	26	293	294	275	254	215	225
Total equity	38,850	36,855	38,374	39,702	43,795	44,863	1,465	2,041
Loans	29,142	29,197	25,113	24,949	24,890	19,842	58,263	57,673
Deferred tax liabilities	4,677	4,477	4,042	3,515	3,494	3,406	3,298	3,323
Deferred income	1,052	997	1,097	1,079	1,141	1,136	1,114	1,102
Pension liabilities etc.	264	240	236	230	332	310	280	277
Other non-current liabilities	1,190	1,638	1,257	1,276	1,274	1,299	1,316	1,306
Total non-current liabilities	36,325	36,549	31,745	31,049	31,131	25,993	64,271	63,681

Loans	1,337	609	6,297	6,746	5,425	5,389	1,352	1,520
Trade and other payables	9,535	9,282	8,501	8,546	9,210	7,776	7,889	7,901
Deferred income	2,573	2,692	2,809	2,852	2,661	2,634	2,741	2,712
Other current liabilities	1,644	1,312	1,730	2,479	1,302	1,255	1,521	1,533
Total current liabilities	15,089	13,895	19,337	20,623	18,598	17,054	13,503	13,666

Total liabilities	51,414	50,444	51,082	51,672	49,729	43,047	77,774	77,347

Total equity and liabilities	90,264	87,299	89,456	91,374	93,524	87,910	79,239	79,388

- of which interest-bearing payables	0	0	0	74	17	10	4	5

Net interest-bearing debt	20,146	21,360	22,640	21,061	16,475	15,204	58,383	56,732

October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

Quarterly Statements of Cash Flows

TDC Group (DKKm)	2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005	2005	1Q 2006	2Q 2006	3Q 2006

EBITDA	11,996	3,086	3,196	3,311	3,410	13,003	3,328	3,175	3,457
Change in working capital	1,212	(26)	(441)	(2)	(58)	(527)	(905)	247	38
Other	(1,087)	(130)	(184)	(128)	(347)	(789)	(317)	(235)	(324)

Cash flow from operating activities before net financials and tax	12,121	2,930	2,571	3,181	3,005	11,687	2,106	3,187	3,171

Interest paid, net	(1,230)	(304)	(517)	(75)	(47)	(943)	(377)	(653)	(817)
Realized currency adjustments	108	(85)	40	14	108	77	336	320	66

Cash flow from operating activities before tax	10,999	2,541	2,094	3,120	3,066	10,821	2,065	2,854	2,420

Corporate income tax paid	(364)	(178)	(502)	(70)	(1,546)	(2,296)	(239)	(211)	(175)

Cash flow from operating activities in continuing operations	10,635	2,363	1,592	3,050	1,520	8,525	1,826	2,643	2,245

Cash flow from operating activities in discontinued operations	449	103	(61)	89	35	166	0	0	0

Total cash flow from operating activities	11,084	2,466	1,531	3,139	1,555	8,691	1,826	2,643	2,245

Investment in subsidiaries	(4,761)	0	(315)	(160)	(39)	(514)	(29)	(17)	(24)
Investment in property, plant and equipment	(4,426)	(1,018)	(958)	(1,092)	(1,392)	(4,460)	(942)	(1,018)	(1,012)
Investment in intangible assets	(909)	(214)	(304)	(311)	(258)	(1,087)	(285)	(309)	(217)
Investment in other non-current assets	(80)	(1)	(4)	(1)	(4)	(10)	(2)	(2)	(4)
Investment in marketable securities	(2,442)	(886)	(136)	0	0	(1,022)	0	(2)	2
Divestment of subsidiaries	1,152	0	25	0	23	48	51	0	0
Sale of property, plant and equipment	117	14	52	16	38	120	21	36	22
Divestment of associates and other non-current assets	1,687	3	3	6	11	23	16	9	(11)
Sale of marketable securities	1,084	554	9	26	7	596	2,531	1,142	0
Change in loans to associates	(32)	0	(1)	0	190	189	0	(2)	101
Dividends received from associates	11,525	1	153	1	1	156	0	9	854

Cash flow from investing activities in continuing operations	2,915	(1,547)	(1,476)	(1,515)	(1,423)	(5,961)	1,361	(154)	(289)

Cash flow from investing activities in discontinued operations	(26)	(6)	(2)	(8)	4,751	4,735	(3)	(4)	0

Total cash flow from investing activities	2,889	(1,553)	(1,478)	(1,523)	3,328	(1,226)	1,358	(158)	(289)

Net proceeds from long-term loans	55	2	(1)	1	(1)	1	7,888	39,161	0
Repayments of long-term loans	(6,707)	(374)	(149)	(270)	(78)	(871)	(13,147)	(5,251)	(452)
Change in short-term bank loans	151	(405)	421	613	(1,322)	(693)	(38)	64	(46)
Change in interest-bearing receivables	398	104	(49)	106	(81)	80	49	13	2
Change in minority interests	14	0	0	0	16	16	0	0	0
Dividends paid	(2,555)	(2,440)	0	0	0	(2,440)	0	(44,130)	(213)
Withholding tax on dividends	0	0	0	0	0	0	0	15	(15)
Acquisition and disposal of treasury shares	(3,531)	55	7	24	(280)	(194)	799	0	0

Cash flow from financing activities in continuing operations	(12,175)	(3,058)	229	474	(1,746)	(4,101)	(4,449)	(10,128)	(724)

Cash flow from financing activities in discontinued operations	(398)	(104)	49	(106)	33	(128)	0	0	0

Total cash flow from financing activities	(12,573)	(3,162)	278	368	(1,713)	(4,229)	(4,449)	(10,128)	(724)

Total cash flow	1,400	(2,249)	331	1,984	3,170	3,236	(1,265)	(7,643)	1,232

Cash and cash equivalents, end of period	6,838	4,512	4,857	6,866	10,063	10,063	8,798	1,155	2,387

October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

Quarterly capital expenditures excluding share acquisitions

TDC Group (DKKm)	2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005	2005	1Q 2006	2Q 2006	3Q 2006

TDC Solutions	2,447	570	642	615	797	2,624	703	727	649
- of which domestic	2,314	507	553	466	625	2,151	545	615	557
TDC Mobile International	1,023	255	288	345	368	1,256	242	246	240
- domestic	747	208	137	225	261	831	155	159	153
- Talkline etc.	112	4	16	12	41	73	10	13	12
- Bité	164	43	135	108	66	352	77	74	75
TDC Switzerland	1,196	238	238	284	592	1,352	124	227	267
TDC Cable TV	223	38	60	51	82	231	53	52	74
Others [1]	259	23	52	71	15	161	50	38	49

Capital expenditures excl. share acquisitions	5,148	1,124	1,280	1,366	1,854	5,624	1,172	1,290	1,279

1 Includes TDC Services, TDC A/S and eliminations.

Customers

Customers ('000) (end of period)	2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005	2005	1Q 2006	2Q 2006	3Q 2006

Domestic, retail and wholesale:
Landline customers	2,880	2,845	2,811	2,783	2,748	2,748	2,711	2,678	2,634
- Retail	2,387	2,351	2,317	2,294	2,270	2,270	2,237	2,212	2,182
- Wholesale	493	494	494	489	478	478	474	466	452
Mobile customers	2,407	2,429	2,456	2,505	2,583	2,583	2,559	2,632	2,722
- Retail1), )2	2,219	2,233	2,255	2,292	2,354	2,354	2,325	2,374	2,446
- of which Telmore	515	522	534	546	555	555	562	566	575
- Wholesale	188	196	201	213	229	229	234	258	276
Internet customers	1,148	1,173	1,190	1,213	1,250	1,250	1,282	1,298	1,312
- of which xDSL	556	592	620	650	692	692	743	776	805
- of which cable-modem customers	186	205	218	230	248	248	259	269	274
TV customers	982	1,001	1,011	1,019	1,030	1,030	1,034	1,045	1,054

Domestic customers, total	7,417	7,448	7,468	7,520	7,611	7,611	7,586	7,653	7,722
International:
Landline customers	603	576	775	783	773	773	755	764	771
- TDC Switzerland	573	561	549	537	527	527	516	505	504
- TDC Song Nordic	3	3	3	4	4	4	5	5	5
- Others	27	12	223	242	242	242	234	254	262
Mobile customers	4,719	4,911	5,275	5,848	6,439	6,439	6,745	6,922	7,031
- TDC Switzerland	1,190	1,199	1,228	1,259	1,267	1,267	1,273	1,289	1,317
- Talkline etc.	2,590	2,709	2,893	3,149	3,434	3,434	3,533	3,581	3,725
- Bité	927	990	1,140	1,425	1,723	1,723	1,931	2,042	1,977
- TDC Song Nordic	12	13	14	15	15	15	8	10	12
Internet customers	666	650	571	551	519	519	426	408	410
- TDC Switzerland3)	469	468	412	406	386	386	376	351	346
- TDC Song Nordic	20	24	27	32	34	34	42	47	52
- Others	177	158	132	113	99	99	8	10	12

International customers, total	5,988	6,137	6,621	7,182	7,731	7,731	7,926	8,094	8,212

Group customers, total	13,405	13,585	14,089	14,702	15,342	15,342	15,512	15,747	15,934

1) The definition of active prepaid customers was changed from 1Q 2006 from 12 months to 3 months corresponding to the definition used by NITA since January 1, 2004.
2) The numbers include mobile customers in TDC Solutions A/S.
3) Restatement of the number of xDSL customers in TDC Switzerland as of 1Q 2005 compared with Earnings Release in 4Q05. In 4Q05 the number of customers has been adjusted downwards by 11,000.

October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

Traffic, domestic

Traffic volume (million minutes):	2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005	2005	1Q 2006	2Q 2006	3Q 2006

Landline voice traffic	18,915	4,572	4,367	3,995	4,064	16,998	4,060	3,685	3,497
- Retail	8,593	2,080	1,984	1,828	1,913	7,805	1,923	1,773	1,645
- Wholesale	10,322	2,492	2,383	2,167	2,151	9,193	2,137	1,912	1,852
Mobile, including wholesale	4,034	1,033	1,166	1,164	1,226	4,589	1,222	1,278	1,312

Employees

Full-time equivalents [1]

EoP	2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005	2005	1Q 2006	2Q 2006	3Q 2006

TDC Solutions	11,432	11,390	12,256	12,694	12,231	12,231	11,946	11,876	11,782
- of which in Denmark	10,072	10,055	10,066	9,997	9,727	9,727	9,684	9,593	9,534
TDC Mobile International	2,464	2,453	2,385	2,416	2,434	2,434	2,397	2,414	2,423
- of which in Denmark	1,113	1,105	1,104	1,108	1,088	1,088	1,056	1,062	1,027
TDC Switzerland	2,307	2,278	2,248	2,480	2,454	2,454	2,421	2,264	2,261
TDC Cable TV	862	940	963	993	1,030	1,030	1,046	1,084	1,095
Others	2,432	2,345	2,238	2,130	2,076	2,076	2,017	1,979	1,885
- of which in Denmark	2,390	2,307	2,197	2,091	2,031	2,031	1,971	1,935	1,840

TDC	19,497	19,406	20,090	20,713	20,225	20,225	19,827	19,617	19,446

TDC, domestic	14,437	14,407	14,330	14,189	13,876	13,876	13,757	13,674	13,496

1 The number denotes end-of-period full-time equivalents including permanent employees, trainees and temporary employees.
Furthermore, the number of full-time employee equivalents is excluding discontinued operations.

October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

Selected financial and operational data, 2002-3Q06

TDC Group[1]		2002	2003	2004	2005	1Q-3Q 2006

Statements of Income:	DKKm

Revenue		40,730	40,152	42,339	46,588	35,170

Income before depreciation, amortization and special
items (EBITDA)		10,216	11,139	11,996	13,003	9,960

Depreciation, amortization and impairment losses		(6,078)	(6,162)	(6,661)	(6,790)	(4,798)

Operating income (EBIT), excluding special items		4,138	4,977	5,335	6,213	5,162

Special items		(346)	(1,060)	385	(968)	(452)

Operating income (EBIT), including special items		3,792	3,917	5,720	5,245	4,710

Income from associates		1,294	777	5,632	334	316
Net financials		1,654	(561)	(716)	(1,056)	(1,978)

Income before income taxes		6,740	4,133	10,636	4,523	3,048

Income taxes		(1,114)	(1,098)	(1,041)	(1,026)	(904)

Net income from continuing operations		5,626	3,035	9,595	3,497	2,144

Net income from discontinued operations		226	176	315	3,953	0

Net income		5,852	3,211	9,910	7,450	2,144

Attributable to:

- Shareholders of the Parent Company		6,079	3,203	9,912	7,474	2,175

- Minority interests		(227)	8	(2)	(24)	(31)

Net income, excluding special items and fair value
adjustments[2] :

Operating income (EBIT), excluding special items		4,138	4,977	5,335	6,213	5,162

Income from associates		972	1,351	566	334	316
Net financials		(1,033)	(1,155)	(894)	(872)	(1,852)

Income before income taxes		4,077	5,173	5,007	5,675	3,626

Income taxes		(974)	(1,348)	(1,360)	(1,224)	(1,218)

Net income from continuing operations		3,103	3,825	3,647	4,451	2,408

Net income from discontinued operations		226	233	296	248	0

Net income		3,329	4,058	3,943	4,699	2,408

Balance Sheets	DKKbn

Total assets		85.0	92.6	90.3	93.5	79.4
Net interest-bearing debt		26.0	28.8	20.1	16.5	56.7
Total equity		36.0	35.9	38.9	43.8	2.0

Shares outstanding (million)		214.9	213.6	204.6	195.2	197.8

Statements of Cash Flow	DKKm

Operating activities		9,900	10,679	11,084	8,691	6,714
Investing activities		(2,102)	(12,618)	2,889	(1,226)	911
Financing activities		(6,771)	4,932	(12,573)	(4,229)	(15,301)

Total cash flow		1,027	2,993	1,400	3,236	(7,676)

Capital expenditures	DKKbn

Excluding share acquisitions		6.3	5.4	5.1	5.6	3.7
Including share acquisitions		7.2	13.5	10.0	6.3	3.8

Key financial ratios

EPS incl. special items and fair value adjustments	DKK	28.3	15.0	48.4	38.3	11.0
EPS excl. special items and fair value adjustments	DKK	16.5	19.0	19.3	24.2	12.3
Dividend per share	DKK	11.5	12.0	12.5	0.0	-
EBITDA margin (EBITDA divided by revenue)%		25.1	27.7	28.3	27.9	28.3
Capex excl. share acquisitions-to-revenue ratio	%	15.3	13.5	12.2	12.1	10.6
Cash Earnings per share (CEPS) excl. special items and fair value
adjustments[3]	DKK	38.8	41.5	49.3	57.2	34.7
Return on capital employed (ROCE)[4]	%	11.3	13.1	11.9	12.6	10.2

Subscriber base (end-of-period)[5]	(1,000)

Landline		3,598	3,631	3,483	3,521	3,405
Mobile		4,939	6,199	7,126	9,022	9,753
Internet		1,285	1,696	1,814	1,769	1,722
TV customers		885	924	982	1,030	1,054

Total subscribers		10,707	12,450	13,405	15,342	15,934

Number of employees[6]		21,009	20,034	19,497	20,225	19,446

1	Pension costs are recognized in accordance with US GAAP FAS Nos. 87/88 for 2002-2003 and in accordance with IAS 19 with effect from 2004.
2	Net income excl. special items and fair value adjustments excludes special items from income of associates and special items from income from discontinued activities.
3	CEPS is defined as (net income excluding special items and fair value adjustments attributable to shareholders of the parent company + depreciation, amortization and impairment losses + share-based compensation - income from associates - minority interests' share of depreciation, amortization and impairment losses together with share-based compensation) / number of average shares outstanding.
4	ROCE is defined as EBIT excluding special items plus interest and other financial income excluding fair value adjustments plus income from associates after tax divided by average equity attributable to Company shareholders plus interest-bearing debt.
5	The number denotes end-of-period subscribers and includes customers with subscriptions and customers without subscriptions according to the following general principles:
•	Landline subscribers who have generated traffic in the previous month.
•	Mobile subscribers active for a certain period of time, up to 15 months.
•	Internet subscribers active for a certain period of time, up to 3 months.
The number of subscribers also includes resale customers.
6	The number denotes end-of-period full-time employee equivalents including permanent employees, trainees and temporary employees. The number of full-time employee equivalents is excluding discontinued operations.

October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

Significant accounting policies

IASB and the EU have approved changes to the accounting standard IAS 39 regarding recognition and measurement of financial instruments. The changes, which are effective from January 1, 2006, limit situations where the fair value adjustments can be recognized in the Statements of Income.

TDC expects the changes to have consequences only for the treatment of fair value adjustments for unquoted securities. Previously, fair value adjustments of unquoted securities were recognized in the Statements of Income. With effect from January 1, 2006, unrealized fair value adjustments of unquoted securities should be recognized in equity. A gain or a loss is recognized upon disposal of unquoted securities.

The change does not impact the Group’s equity as at January 1, 2006, and has not impacted the Group’s results of operations, total assets and financial position for 1-3Q 2006 either. Similarly, TDC does not expect the change to have any material impact for 2006.

The change does not impact the comparative figures for 2005 and earlier years either.

Except for the changes mentioned above, the accounting policies are unchanged from the Annual Report for 2005.

October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

Material acquisitions and divestments

-	HTCC (TDC Solutions) - consolidated as of April 1, 2005
-	Dotcom AB (TDC Solutions) – included as of July 1, 2005
-	Ascom’s division for communications solutions, referred to as sunrise business communications (TDC Switzerland) – included as of July 1, 2005
-	TDC Directories – divested as of November 30, 2005
-	Contactel – divested as of February 2, 2006

October 31, 2006	TDC Quarterly Report 3Q 2006	Release 45-2006

Management Statement

The Board of Directors and the Executive Committee have reviewed and approved the Quarterly Report of the TDC Group for 3Q 2006.

The Quarterly Report has been prepared in accordance with International Financial Reporting Standards (IFRS) rules on recognition and measurement and the additional Danish disclosure requirements for listed companies.

In our opinion, the accounting policies applied are appropriate and the Quarterly Report gives a true and fair view of the Group’s assets, liabilities and financial position as of October 31, 2006, as well as the results of operations and cash flows for 3Q 2006.

Executive Committee

Henning Dyremose	Hans Munk Nielsen

Board of Directors
Kurt Björklund	Vagn Ove Sørensen
Oliver Haarmann	Lawrence H. Guffey
Richard Charles Wilson	Gustavo Schwed
Bo Magnussen	Jan Bardino
Leif Hartmann	Steen Jacobsen

About TDC

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as five main business lines: TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV and TDC Services. TDC was partly privatized in 1994 and fully privatized in 1998. As of October 31, 2006, Nordic Telephone Company ApS holds 88.2% of the shares, with the remainder held by individual and institutional shareholders.

Listing

Shares: Copenhagen Stock Exchange.
Reuters TDC.CO.
Bloomberg TDC DC.
Nominal value DKK 5.
ISIN DK00-10253335.
SEDOL 5698790.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDC A/S (Registrant)
November 1, 2006 (Date)	/s/ FLEMMING JACOBSEN Flemming Jacobsen Vice President Treasury